UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement Under Section 13(e)(1)

of the Securities Exchange Act of 1934

ASSURE HOLDINGS CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

9% CONVERTIBLE DEBENTURES DUE 2023 AND 2024

(Title of Class of Securities)

04625J303 (CUSIP Number of Common Stock Underlying Debentures)

John Farlinger Executive Chairman and Chief Executive Officer 7887 East Belleview Avenue, Suite 240 Denver, Colorado 80111 Telephone: 720-287-3093
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Jason K Brenkert, Esq. Dorsey & Whitney LLP 1400 Wewatta Street, Suite 400 Denver, Colorado 80202 Telephone: (303) 352-1133 Fax Number: (303) 629-3450

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 1 (“Amendment No. 1”) amends the Tender Offer Statement on Schedule TO originally filed by Assure Holdings Corp., a Nevada corporation (the “Company”, “we”, “us” or “our”), on June 21, 2024 (the “Original Schedule TO”),  in connection with an offer (the “Convertible Note Exchange Offer”) by Assure to exchange, for each $1,000 claim, consisting of principal amount, and accrued and unpaid interest through, and including, July 19, 2024, of the Company’s 9% Convertible Debentures due 2023 and 2024 (the “Assure Convertible Debentures”), 4,291.85 shares of the Company’s common stock (the “Common Stock”) equal to the quotient of $1,000 divided by $0.233, subject to adjustment for an 1-for-18 reverse stock split set to take effect on July 9, 2024.  Assure is seeking to exchange any and all outstanding Assure Convertible Debentures in the Convertible Note Exchange Offer for the offered shares of Common Stock.

The Convertible Note Exchange Offer commenced on June 21, 2024 and will expire at 11:59 p.m. (Denver time) on July 19, 2024, unless extended by the Company.

This Amendment No. 1 is being filed, among other things, to amend and restate certain sections of the Offer Letter dated June 21, 2024 (the “Offer Letter”), through the Amendment No.1 to the Offer Letter dated July 3, 2024 (the “Amendment No. 1 to Offer Letter”) to: (i) clarify that the number of shares of common stock being offered for each $1,000 claim, consisting of principal amount, and accrued and unpaid interest through, and including, July 19, 2024, is 4,291.85 shares of Common Stock, (ii) clarify that the price per share of $0.233 and consequently the number of shares of Common Stock offered per each $1,000 claim, are subject to adjustment for our 1-for-18 reverse stock split, (iii) clarify that holders will receive a cash payment for any fractional shares equal to the product of $0.233 multiplied by the fraction of a share to which the holder is entitled, subject to adjustment for our 18-for-1 reverse stock split, (iv) clarify when delivery of the shares of Common Stock and the cash payment will occur, (v) clarify that we will not terminate the Convertible Note Exchange Offer prior to its expiration date, (vi) clarify that our determination of the validity, form and eligiblity and acceptance of tendered Assure Convertible Debentures and related forms to tender Assure Convertible Debentures, is subject to the judgment of courts with jurisdiction over us, (vii) clarify that the Convertible Note Exchange Offer is not subject to any conditions, (viii) add inadvertently omitted footnotes to our pro forma financial information, (ix) correct typographical errros and make other minor corrections and (x) make corresponding changes to the Letter of Transmittal (the “Amended Letter of Transmittal”).

Only those items amended are reported in this Amendment No. 1. Except to the extent specifically provided herein, as amended hereby, in the Amendment No. 1 to Offer Letter and the Amended Letter to Transmittal, the information contained in the Original Schedule TO, the Offer Letter, filed as Exhibit (a)(1)(i) to the Original Schedule TO, and the other exhibits to the Schedule TO remain unchanged and are hereby expressly incorporated into this Amendment No. 1 by reference in response to Items 1 through 13. This Amendment No. 1, the Amendment No. 1 to the Offer Letter, filed as Exhibit (a)(1)(ii) hereto, the Amended Letter of Transmittal, filed as Exhibit (a)(1)(iii) hereto, should be read with the Original Schedule TO and the Offer Letter.

Item 1.

The responses to Items 4-7 below are incorporated herein by reference.

Item 2. Subject Company Information.

(a)       Name and Address.

Assure Holdings Corp., a Nevada corporation (the “Company”), is the issuer of the securities subject to the Convertible Note Exchange Offer. The Company’s principal executive offices are located at 7887 East Belleview Avenue, Suite 240, Denver, Colorado 80111, and the telephone number of its principal executive offices is 720-287-3093.

Items 4-7.

All descriptions and references in respect of the ‘Offer Letter’ in the Original Schedule TO are hereby amended to refer to the Offer Letter as amended by Amendment No. 1 to the Offer Letter and all descriptions and references in respect of the ‘Letter of Transmittal’ in the Original Schedule TO are hereby amended to refer to the ‘Amended Letter of Transmittal.’

Items 1 and 4-7 of the Original Schedule TO are hereby amended and updated as set forth below:

(1)	The first four paragraphs of the Offer Letter cover page under the heading “The Offer” are amended and restated as follows:

“The Offer

For a limited period of time, Assure Holdings Corp. (“Assure,” “we,” “us,” or the “Company”) is offering to certain holders of 9% convertible debentures of the Company (“Holders”) issued between December 2019 and April 2020 (the “Assure Convertible Debentures”) the opportunity to exchange, for each $1,000 claim, consisting of principal amount, and accrued and unpaid interest through, and including, July 19, 2024, 4,291.85 shares of the Company’s common stock (the “Common Stock”) equal to the quotient of $1,000 divided by $0.233, subject to adjustment to reflect the Reverse Stock Split (as defined below) (the “Convertible Note Exchange Offer”).

The Offer is not conditioned upon a minimum number of the outstanding Assure Convertible Debentures being tendered for exchange and Assure will take up for exchange any Assure Convertible Debentures deposited prior to the expiration of the Convertible Note Exchange Offer. A Holder who desires to tender Assure Convertible Debentures in the Convertible Note Exchange Offer must tender all of such Holder’s Assure Convertible Debentures.  Partial tenders will not be permitted. Assure Convertible Debentures properly tendered and accepted are revocable until the Expiration Date. The Convertible Note Exchange Offer is not subject to any conditions other than proper submission of the required documentation to us prior the Expiration Date.

We are offering pursuant to this Offer Letter the Exchange Consideration, consisting of such number of shares of Common Stock as will be calculated pursuant to the formula set forth above. Assure will not issue fractional shares of Common Stock in connection with the Convertible Note Exchange Offer. Holders otherwise entitled to receive a fractional share will receive, for each such fractional share, a cash payment in an amount equal to product of the per share price of $0.233 (subject to adjustment pursuant to the Reverse Stock Split) multiplied by the fraction of a share to which such Holder is entitled. The material terms of the Convertible Note Exchange Offer are set forth in the section entitled “Eligibility” below. The shares of Common Stock will be issued pursuant to the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(9) of the Securities Act of 1933, as amended (the “Securities Act”).  We have made no arrangements for and have no understanding with any dealer, salesman or other person regarding the solicitation or recommendation of tenders hereunder.  Any such solicitation or recommendation of tenders by persons other than Assure must not be relied upon by you as having been authorized by Assure.

Our Common Stock is traded on the Nasdaq Capital Market under the symbol “IONM”. The last trading price of our Common Stock on the Nasdaq was $0.233 on June 21, 2024.  We are conducting a reverse stock split of our Common Stock of 1-for-18 on July 9, 2024, which is prior to the expiration of the Convertible Note Exchange Offer (the “Reverse Stock Split”). The Reverse Stock Split is anticipated to be effective on July 9, 2024. Assuming the Reverse Stock Split is effective as planned, the number of shares to be delivered per each $1,000 claim will be calculated based on the price of $0.233 per share, as adjusted to reflect the Reverse Stock Split, and shares of Common Stock to be delivered will be on Reverse Stock Split basis. Assuming a Reverse Stock Split of 1-for-18 the adjusted per share stock price would be $4.194 and each $1,000 claim, consisting of principal amount, and accrued and unpaid interest through, and including, July 19, 2024, would receive 238.44 shares of Common Stock.”

(2)	The sixth paragraph of the Offer Letter cover page under the heading “The Offer” is amended and restated as follows:

“The Offer is made upon the terms in this Offer Letter and related Letter of Transmittal. The Offer will be open until July 19, 2024, at 11:59 p.m. Denver Time, unless earlier withdrawn or otherwise extended by the Company (the period during which the Convertible Note Exchange Offer is open, giving effect to any withdrawal or further extension, is referred to herein as the “Offer Period”). The Offer is not made to those holders who reside in states or other jurisdictions where an offer, solicitation or sale would be unlawful. The Company may withdraw the Offer only if the conditions of the Convertible Note Exchange Offer are not satisfied prior to expiration of the Offer Period. Promptly upon any such withdrawal, the Company will return any Assure Convertible Debentures deposited with the Company during the Offering Period.”

(3)	On page 4, the first six bullets in the Section captioned “Summary Terms of Convertible Note Exchange Offer” are amended and restated as follows:

•	Subject to the terms contained in this Offering Letter, we are offering each Holder of Assure Convertible Debentures, the opportunity to exchange all of such Assure Convertible Debentures for shares of Common Stock. Currently, there are approximately $3.1 principal face value of Assure Convertible Debentures outstanding. See “The Convertible Note Exchange Offer – General Terms and Eligibility” beginning on page 20.

•	Pursuant to the Convertible Note Exchange Offer, each Holder who validly tenders and does not revoke all Assure Convertible Debentures held by such Holder will receive the Exchange Consideration, being for each $1,000 claim, consisting of principal amount, and accrued and unpaid interest through, and including, July 19, 2024, of Assure Convertible Debentures, 4,291.85 shares of Common Stock equal to the quotient of $1,000 divided by $0.233, subject to adjustment pursuant to the Reverse Stock Split. See “The Convertible Note Exchange Offer – General Terms and Eligibility” beginning on page 20.

•	Holders who tender and do not revoke their Assure Convertible Debentures in the Convertible Note Exchange Offer will not be entitled to any interest on such Assure Convertible Debentures from July 19, 2024, regardless of when the Convertible Note Exchange Offer closes and settles, and any subsequent interest that would otherwise have been earned on such Assure Convertible Debentures will be deemed paid in full upon receipt of the Exchange Consideration in the Convertible Note Exchange Offer. See “The Convertible Note Exchange Offer – General Terms and Eligibility” beginning on page 20.

•	A Holder who desires to tender Assure Convertible Debentures in the Convertible Note Exchange Offer must tender all such Holder’s Assure Convertible Debentures. Partial tenders will not be permitted. Assure Convertible Debentures properly tendered and accepted are revocable until the Expiration Date. See “The Convertible Note Exchange Offer – General Terms and Eligibility” beginning on page 20.

•	Assure will not issue fractional shares of Common Stock in connection with the Convertible Note Exchange Offer. Holders otherwise entitled to receive a fractional share will receive, for each such fractional share, a cash payment in an amount equal to product of the per share price of $0.233 (subject to adjustment pursuant to the Reverse Stock Split) multiplied by the fraction of a share to which such Holder is entitled. See “The Convertible Note Exchange Offer – General Terms and Eligibility” beginning on page 20.

•	The Convertible Note Exchange Offer is being made to you in reliance on an exemption from registration provided by Section 3(a)(9) of the Securities Act. The shares of Common Stock to be issued in the Convertible Note Exchange Offer have not been and will not be registered with the SEC. The shares of Common Stock that you receive in the Convertible Note Exchange Offer, however, are expected to be freely tradable, except by persons who are considered to be our affiliates, as that term is defined in the Securities Act. See “The Convertible Note Exchange Offer – General Terms and Eligibility” beginning on page 20.

•	The Assure Convertible Debentures acquired pursuant to the Convertible Note Exchange Offer will be retired and cancelled by the Company. See “The Convertible Note Exchange Offer – Number of Debentures” beginning on page 21.

(4)	On page 5, the Section captioned “Summary Terms of Convertible Note Exchange Offer – Termination” is deleted.

(5)	On page 8, the second sentence to the answer to Q1. What is the Convertible Note Exchange Offer? is amended and restated as follows:

“For each $1,000 claim, consisting of principal amount, and accrued and unpaid interest through, and including, July 19, 2024, of Assure Convertible Debentures, 4,291.85 shares of Common Stock equal to the quotient of $1,000 divided by $0.233, subject to adjustment pursuant to the Reverse Stock Split”

(6)	On page 11, the answer to Q15. How does Assure determine whether an Assure Convertible Debenture has been properly tendered? is amended and restated as follows:

“A15. We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt), and acceptance of any Assure Convertible Debenture. We reserve the right to reject any form or any Assure Convertible Debenture tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept, which judgment shall be final, subject to the judgments of any courts with jurisdiction over us that might provide otherwise. We will accept all properly tendered Assure Convertible Debentures that are not validly withdrawn, subject to the terms of this Convertible Note Exchange Offer. No tender of Assure Convertible Debentures will be deemed to have been properly made until all defects or irregularities have been cured or waived by us. We have no obligation to give notice of any defects or irregularities, and we will not incur any liability for failure to give any notice.”

(7)	On page 11, the answer to Q17. When does the Convertible Note Exchange Offer expire? is amended and restated as follows:

“A17. The Convertible Note Exchange Offer will expire at 11:59 p.m., Denver time, on July 19, 2024, or at such other time if this date is extended by us.  Assure Convertible Debentures tendered may be validly withdrawn at any time before 11:59 p.m., Denver time, on the Expiration Date, but not thereafter.”

(8)	On page 12, the answer to Q28. How does the amount of consideration that I will receive if I validly tender Assure Convertible Debentures in the Convertible Note Exchange Offer compare to the amount of Common Stock that I would otherwise receive upon conversion of my Assure Convertible Debentures? is amended and restated as follows:

“A.28. If you do not participate in the Convertible Note Exchange Offer, you will continue to be able to voluntarily convert your Assure Convertible Debentures into shares of Common Stock based on the current conversion rate of $140 per share or 7.14 shares of Common Stock per $1,000 claim.

If you validly tender Assure Convertible Debentures in the Convertible Note Exchange Offer and we accept them for exchange, you will be entitled to receive, for each $1,000 claim, consisting of principal amount, and accrued and unpaid interest through, and including, July 19, 2024, of Assure Convertible Debentures, 4,291.85 shares of Common Stock equal to the quotient of $1,000 divided by 0.233, subject to adjustment pursuant to the Reverse Stock Split.”

(9)	On page 13, Question 30 and its answer is amended and restated as follows:

“Q30. Under what circumstances can the Convertible Note Exchange Offer be extended, or amended or terminated?

A30. We reserve the right to extend the Convertible Note Exchange Offer for any reason or no reason at all. We also expressly reserve the right, at any time or from time to time, to amend the terms of the Convertible Note Exchange Offer in any respect prior to the Expiration Date of the Convertible Note Exchange Offer. Further, we may be required by law to extend the Convertible Note Exchange Offer if we make a material change in the terms of the Convertible Note Exchange Offer or in the information contained in this Offering Letter or waive a material condition to the Convertible Note Exchange Offer. During any extension of the Convertible Note Exchange Offer, Assure Convertible Debentures that were previously tendered and are not validly withdrawn will remain subject to the Convertible Note Exchange Offer. We reserve the right, in our sole and absolute discretion, but subject to applicable law, to terminate the Convertible Note Exchange Offer at any time prior to the Expiration Date. If the Convertible Note Exchange Offer are terminated, no Assure Convertible Debentures will be accepted for purchase, and any Assure Convertible Debentures that have been tendered will be returned to the Holder. For more information regarding our right to extend, amend or terminateFor more information regarding our right to extend or amend the Convertible Note Exchange Offer, see “The Convertible Note Exchange Offer—Expiration of the Convertible Note Exchange Offer; Extension of Offer; Right to Terminate Offer.””

(10)	On page 16, the risk factor Any future acquisition of any Assure Convertible Debentures that are not tendered in the Convertible Note Exchange Offer may be on terms more or less favorable than the terms of this Convertible Note Exchange Offer is amended and restated as follows:

“Any future acquisition of any Assure Convertible Debentures that are not tendered in the Convertible Note Exchange Offer may be on terms more or less favorable than the terms of this Convertible Note Exchange Offer.

We or our affiliates may seek to acquire Assure Convertible Debentures that are not tendered in the Convertible Note Exchange Offer through privately negotiated transactions, other tender or exchange offers or otherwise. Any such transactions will occur upon the terms and at the prices as we or our affiliates may determine in our or their sole discretion, which may be more or less favorable than the terms of the Convertible Note Exchange Offer, and could be for cash or other consideration, in each case in compliance with the Exchange Act and the rules and regulations thereunder. We or our affiliates may choose to pursue any or none of these alternatives, or combinations thereof, in the future.”

(11)	On page 16, the risk factor Holders may not receive Exchange Consideration in the Convertible Note Exchange Offer if the procedures for the Convertible Note Exchange Offer are not followed is amended and restated as follows:

“Holders may not receive Exchange Consideration in the Convertible Note Exchange Offer if the procedures for the Convertible Note Exchange Offer are not followed.

We will determine, in our discretion, all questions about the validity, form, eligibility (including time of receipt), and acceptance of any Assure Convertible Debentures. Our determination of these matters will be final and binding on all parties. We reserve the right to reject any form or any Assure Convertible Debentures tendered for exchange that we determine are not in appropriate form or that we determine are unlawful to accept., which judgment shall be final, subject to the judgments of any courts with jurisdiction over us that might provide otherwise. We will accept all properly tendered Assure Convertible Debentures that are not validly withdrawn, subject to the terms of this Convertible Note Exchange Offer. No tender of Assure Convertible Debentures will be deemed to have been properly made until all defects or irregularities have been cured or waived by us. We have no obligation to give notice of any defects or irregularities, and we will not incur any liability for failure to give any notice.”

(12)	On page 18, the first paragraph under the Section captioned “Cautionary Note Regarding Forward-Looking Information” is amended and restated as follows:

“In addition, this Offer Letter and related materials contain “forward-looking statements”. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial position, strategy and plans, and our expectations for future operations, are forward-looking statements. In some cases, the forward-looking information can be identified by words or phrases such as “anticipate,” “contemplate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “might,” “will,” “should,” “can have,” “likely,” “continue,” or “design”, or the negative of these terms, or other similar expressions intended to identify forward-looking information.”

(13)	On page 20, the Section captioned “The Convertible Note Exchange Offer – General Terms and Eligibility – General Terms” is amended and restated as follows:

“General Terms and Eligibility

General Terms

Subject to the terms contained in this Offering Letter, we are offering each Holder of Assure Convertible Debentures, the opportunity to exchange all of such Assure Convertible Debentures for shares of Common Stock. Currently, there are approximately $3.1 million principal face value of Assure Convertible Debentures outstanding.

Pursuant to the Convertible Note Exchange Offer, each Holder who validly tenders and does not revoke all Assure Convertible Debentures held by such Holder will receive the Exchange Consideration, being for each $1,000 claim, consisting of principal amount, and accrued and unpaid interest through, and including, July 15, 2024, of Assure Convertible Debentures, 4,291.85 shares of Common Stock equal to the quotient of $1,000 divided by $0.233, subject to adjustment pursuant to the Reverse Stock Split. Based on approximately $3.1 million in principal face value of Assure Convertible Debentures outstanding, this would result in the issuance of approximately 13.3 million shares of Common Stock from treasury.

Holders who tender and do not revoke their Assure Convertible Debentures in the Convertible Note Exchange Offer will not be entitled to any interest on such Assure Convertible Debentures from July 19, 2024, regardless of when the Convertible Note Exchange Offer closes and settles, and any subsequent interest that would otherwise have been earned on such Assure Convertible Debentures will be deemed paid in full upon receipt of the Exchange Consideration in the Convertible Note Exchange Offer.

A Holder who desires to tender Assure Convertible Debentures in the Convertible Note Exchange Offer must tender all of such Holder’s Assure Convertible Debentures.  Partial tenders will not be permitted. Assure Convertible Debentures properly tendered and accepted are revocable until the Expiration Date.

Assure will not issue fractional shares of Common Stock in connection with the Convertible Note Exchange Offer. Holders otherwise entitled to receive a fractional share will receive, for each such fractional share, a cash payment in an amount equal to product of the per share price of $0.233 (subject to adjustment pursuant to the Reverse Stock Split) multiplied by the fraction of a share to which such Holder is entitled. For instance, if the holder is entitled to 0.85 of a share of Common Stock, such holder would receive a cash payment of $0.20. Such cash payment will be subject to federal income tax, as described further below in “Certain Material United States Federal Income Tax Considerations” beginning on page 33. In addition, such Holders will not be entitled to receive interest for the period of time between the Expiration Date of the Convertible Note Exchange Offer and the date they receive payment in lieu of fractional shares.  The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.

The Convertible Note Exchange Offer is being made to you in reliance on an exemption from registration provided by Section 3(a)(9) of the Securities Act.  The shares of Common Stock to be issued in the Convertible Note Exchange Offer have not been and will not be registered with the SEC.  The shares of Common Stock that you receive in the Convertible Note Exchange Offer, however, are expected to be freely tradable, except by persons who are considered to be our affiliates, as that term is defined in the Securities Act.”

(14)	On page 21, the Section captioned “The Convertible Note Exchange Offer – Exchange Offer Period; Extension of Offer; Right to Terminate Offer” is amended and restated as follows:

“Exchange Offer Period; Extension of Offer

The Convertible Note Exchange Offer will be open until July 19, 2024, at 11:59 p.m., Denver Time, unless extended by the Company. We expressly reserve the right, in our sole discretion, at any time or from time to time, to extend the period of time during which the Convertible Note Exchange Offer is open. There can be no assurance that we will exercise our right to extend the Offer Period. During any extension, all Holders who previously tendered Assure Convertible Debentures will have a right to withdraw such previously tendered Assure Convertible Debentures until the expiration of the Offer Period, as extended. If we extend the Offer Period, we will make a public announcement of such extension by no later than 6:00 a.m., Denver Time, on the next business day following the previously scheduled expiration date.

Assure will not terminate the Convertible Note Exchange Offer.”

(15)	On pages 21 and 22, the Section captioned “The Convertible Note Exchange Offer – Conditions of the Covertible Note Exchange Offer” is amended and restated as follows:

“Conditions of the Convertible Note Exchange Offer

The consummation of the Convertible Note Exchange Offer is not conditioned upon the tender of any minimal number of Assure Convertible Debentures or any other conditions. Assure will take up for exchange any Assure Convertible Debentures deposited prior to the expiration of the Convertible Note Exchange Offer. A Holder who desires to tender Assure Convertible Debentures in the Convertible Note Exchange Offer must tender all of such Holder’s Assure Convertible Debentures.  Partial tenders will not be permitted. Assure Convertible Debentures properly tendered and accepted are revocable until the Expiration Date.

Participation in the Convertible Note Exchange Offer is conditioned upon a Holder desiring to participate in the Convertible Note Exchange Offer delivering to the Company in a timely manner a completed Letter of Transmittal, along with the holder’s Assure Convertible Debenture, and any other paperwork the Company reasonably deems necessary to effect such participation.”

(16)	On page 25, the Section captioned “Acceptance for Issuance of the Exchange Consideration” is amended and restated as follows:

“Acceptance for Issuance of the Exchange Consideration

We will accept for exchange Assure Convertible Debentures validly tendered until 11:59 p.m., Denver Time, on July 19, 2024, unless earlier withdrawn or further extended by the Company. The certificates or DRS advice slips representing the shares of Common Stock to be issued as the Exchange Consideration upon the exchange of Assure Convertible Debentures during the Offer Period, will be delivered along with a check for any cash payment due for payment of fractional shares promptly within 2 business days following July 19, 2024.

In all cases, Assure Convertible Debentures will only be accepted for exchange pursuant to the Convertible Note Exchange Offer after timely receipt by the Company of (i) Assure Convertible Debentures and (ii) a properly completed and duly executed Letter of Transmittal or manually signed photocopy/facsimile thereof.

For purposes of the Convertible Note Exchange Offer, we will be deemed to have accepted for exchange Assure Convertible Debentures that are validly tendered and for which tenders are not withdrawn, unless we give written notice to the Assure Convertible Debenture holder of our non-acceptance.”

(17)	The third paragraph under the Section captioned “Where You Can Find More Information and Incorporation by Reference” which states that we incorporate by reference all future documents we file with the SEC is deleted in its entirety.

Item 10. Financial Statements.

(b)	Pro Forma Information.

The information set forth in the Offering Memorandum in the Sections captioned “Unaudited Pro Forma Summary Consolidated Historical Financial Data,” and “Unaudited Pro Forma Consolidated Financial Data” is amended and updated by Amendment No.1 to the Offer Letter dated July 3, 2024 by adding in missing footnotes to the information presented under each section heading.

Item 12. Exhibits.

(a)	(1)	(i)*	Offer Letter dated June 21, 2024
		(ii)	Amendment No. 1 to Offer Letter dated July 3, 2024
		(iii)	Amended Letter of Transmittal dated July 3, 2024
		(iv)*	Withdrawal Form
		(v)*	Form of Confirmation email/letter to Holders who Elect to Participate in the Offer
		(vi)*	Form of Cover Letter to Holders
(b)	Not applicable
(d)	(1)	(i) Form of Convertible Debenture (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 as filed on December 30, 2020)
(g)	Not applicable
(h)	Not applicable
107	Filing Fees*

* - Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ASSURE HOLDINGS CORP.

By:	/s/ John Farlinger
John Farlinger
Chief Executive Officer

Dated: July 3, 2024

INDEX TO EXHIBITS

(a)	(1)	(i)*	Offer Letter dated June 21, 2024
		(ii)	Amendment No. 1 to Offer Letter dated July 3, 2024
		(iii)	Amended Letter of Transmittal dated July 3, 2024
		(iv)*	Withdrawal Form
		(v)*	Form of Confirmation email/letter to Holders who Elect to Participate in the Offer
		(vi)*	Form of Cover Letter to Holders
(b)	Not applicable
(d)	(1)	(i) Form of Convertible Debenture (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form S-1 as filed on December 30, 2020)
(g)	Not applicable
(h)	Not applicable
107	Filing Fees*

* - Previously filed